Steven F. Carman, Esq.
Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, MO 64121-6777

Byron D. Hittle, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North Lasalle Street
Chicago, Illinois 60601

Re: Tortoise Energy Capital Corporation (the "Capital Corp.")
        File Numbers 811-21725 & 333-139963

        Tortoise Energy Infrastructure Corporation (the "Infrastructure Corp.")
        File Numbers 811-21462 & 333-140457
        (together, the "Funds" or, as appropriate, the "Fund")

Dear Messrs. Carman and Hittle:

        On January 12, 2007, Capital Corp. filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter dated January 12, 2007 accompanied the filing. In February, Infrastructure Corp. filed a registration statement on Form N-2 under the Securities Act. Your letter dated February 6, 2007 accompanied that filing.

        Each letter indicates that each Fund's base prospectus is similar to a prospectus from the Tortoise complex recently filed with the Commission. The filings are similar in many respects and each filing was made for the purpose of registering common, preferred and debt securities to be offered pursuant to Rule 415 under the Securities Act on terms that are substantially similar. The filings differ in certain respects, including the use of a combined prospectus under Rule 429 involving Infrastructure Corp.'s current and proposed prospectus. Accordingly, this letter addresses disclosure deficiencies in both filings. The letter, however, is based on the Capital Corp. filing and follows the layout of that Fund's disclosure. Similar disclosure appearing in the Infrastructure Corp. filing should be conformed, as appropriate.

        We will review the financial statements of Capital Corp. and other information submitted on behalf of either Fund in subsequent amendments and may have comments regarding that information.

Our comments regarding the filings are set forth below.

General

1.   Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the registration statements and provide the status of that inquiry.

2.   The table on the cover relates to the amount of securities being registered. Confirm that securities used to fulfill over-allotments, if any, will be included in the table on the facing page of the registration statement. Revise footnote 1, if accurate, to indicate that the contemplated offerings are to be done as delayed offerings under Rule 415. In addition, with respect to the indication in the note that the Funds are registering a presently indeterminate number of shares, confirm that the number will be determined in a pre-effective amendment and explain how you expect to calculate filing fees.

3.   Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

4.   Confirm the Funds are current regarding their obligation to file reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act"), or explain the circumstances to the staff and any actions contemplated to address this matter.

Prospectus Cover

5.   The filings relate to future offerings of common stock, debt securities and preferred stock. In this connection, please comply with the terms of Nuveen Virginia Premium Income (pub. avail. Oct. 6, 2006).

6.   The first paragraph of the Capital Corp. filing discusses two 80% investment requirements, i.e., the Fund will invest 80% of its net assets in the energy sector and 80% of its total assets in the energy infrastructure sector. Disclose the differences in these two policies.

7.   Revise the second paragraph to indicate, as appropriate, that Capital Corp.'s offerings will be conducted on a delayed or continuous or immediate basis. The paragraph also contains disclosure regarding expected sales of Fund shares by stockholders. Revise the penultimate sentence to indicate that you will also disclose the percentage of ownership to be held by selling stockholders after the offering. Also, please disclose that these sales involve shares that were issued in private transactions and will be registered by the Fund.

Prospectus

8.   Revise the discussion captioned "Cautionary Notice Regarding Forward-Looking Statements" in both filings so as to clarify that any forward-looking statement contained in the prospectus does not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. The first sentence of the first paragraph and the last sentence of the second paragraph of the Capital Corp. filing conflict on this point.

9.   The discussion under the caption "Prospectus Summary – Our Advisor" indicates that Tortoise Capital Resources Corporation ("TTO") intends to elect to be regulated as a business development company. Please revise the disclosure to indicate the status of that company as of the date of the Fund's prospectus.

10.   Revise the second paragraph of the discussion captioned "Prospectus Summary – The Offering" which suggests that the Fund may issue multiple classes of securities in violation of Section 18(c) of the 1940 Act and contrary to Rule 18f-3 under the 1940 Act.

11.   The discussion captioned "Prospectus Summary – Use of Proceeds" states that: "We also may use proceeds from the sale of our securities to retire all or a portion of our short-term debt incurred in pursuit of our investment objective and policies, and for working capital purposes, including the payment of <u>distributions</u>, interest and operating expenses . . ." Regarding the underlined term, explain to the staff the circumstances that would prompt the Fund to issue securities for that purpose.

12.   The discussion captioned "Prospectus Summary – Tax Status of Company" indicates that the Fund has not elected RIC status under the Internal Revenue Code and discloses certain significant consequences that result from that decision. Summarize this information on the cover page of the prospectus. Other disclosure under this caption states that: "DCF is the amount we receive as cash or paid-in-kind distributions from MLPs <u>or their affiliates</u> . . ." Explain to the staff why affiliates would pay the Fund.

13.   Disclosure captioned "Prospectus Summary – Distributions" discusses distributions that may constitute tax free returns of capital. Explain whether, contemporaneous with such distributions, security holders will be told the nature and extent of such distributions. With respect to the statement that the Fund has paid distributions every quarter since its first full fiscal quarter, specify the period in terms of months or years, and whether any distribution constituted a return of capital.

14.   Disclosure captioned "Prospectus Summary – Principal Investment Strategies" states: "We invest solely in entities organized in the United States." Explain the significance of this statement to the staff, e.g., may the operations of such entities be primarily foreign?

        Other disclosure under this sub-caption states: "Unless otherwise stated, all investment restrictions apply <u>at the time of purchase</u> and we will not be required to reduce a position due solely to market value fluctuations. During the period in which we are investing the net proceeds of this offering, we may deviate from our investment policies with respect to the net proceeds by investing <u>the</u> net proceeds in cash . . ." With respect to the first underlined clause, add an exception for borrowing and the issuance of senior securities, and with respect to the second item, we suggest changing the underlined word to "such."

15.   Confirm that the increased borrowing referred to in the following sentence is based on the temporary borrowing allowed by Section 18(g) of 1940 Act: "On July 24, 2006, our Board of Directors approved a policy permitting temporary increases in the amount of leverage we may use from 33% of our total assets to up to 38% of our total assets at the time of incurrence, provided that . . . (ii) such increased leverage is reduced over time in an orderly fashion." The subsection goes on to states that: "A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed; otherwise it shall be presumed not to be for temporary purposes." If not based on this provision explain the basis for the policy. Confirm that the proceeds of this offering will not be used to rollover this debt.

    Provide disclosure indicating that common shareholders bear the burden of all leverage engaged in by the Fund.

16.   Disclosure captioned "Prospectus Summary – Company Risks – Concentration Risk" indicates that Capital Corp. concentrates its investments in the energy sector with an emphasis on the energy infrastructure sector. Arguably this disclosure relates to the 80% test based on net assets discussed earlier. Other disclosure seems to indicate that the 80% test based on total assets also seems to say the Fund will concentrate its assets in the energy infrastructure sector. Please clarify the Fund's policy.

17.   Disclosure captioned "Prospectus Summary – Company Risks – Management Risk" states: "Our Advisor has 20 full-time employees, but also relies on the officers, employees, and resources of its affiliate, Fountain Capital Management, L.L.C. ("Fountain Capital") and its affiliates, for certain functions." State whether these services are provided pursuant to contract or at the convenience of the parties.

18.   Revise the fee table discussion by moving footnotes appearing after the "Annual Expenses" segment of the table so as to follow the Example.

    The table and Footnote 5 discuss total and net annual expenses. Explain to the staff the difference between the two numbers. Delete the "Net Annual Expenses" line item, as it does not appear to comply with the table requirements.

19.   Footnote 6 in the Infrastructure Corp. filing states: "Through February 28, 2009, the Adviser has contractually agreed to reimburse us for expenses in an amount equal to 0.10% of our average monthly Managed Assets, which represents ____% of our average net assets as of November 30, 2006." Explain to the staff how this policy works, whether the adviser may recapture all or a portion of the waived amounts, and whether the adviser may terminate the agreement.

20.   Revise the discussion captioned "Use of Proceeds" by adding the underlined word to the following clause: "commercial paper rated in the highest category by a rating agency or other <u>liquid</u> fixed income securities." Conform other iterations of this disclosure with revisions made in response to this comment.

21.   Disclosure captioned "Investment Objective and Principal Investment Strategies – Investment Objective" states: "Similar to the tax characterization of cash distributions made by MLPs to their unit holders, we believe that a relatively high portion of our distributions to stockholders may be treated as return of capital." Please include the substance of this disclosure in the summary.

22.   Revise the paragraph captioned "The Company – Investment Securities – Restricted Securities" to clarify why MLP convertible subordinated units are referenced in a discussion of restricted securities.

23.   Consider whether the discussion captioned "Risk Factors – Company Risks – Concentration Risk" needs to make reference to any significant risks due to global warming or any bio-fuel proposal put forward by the Administration or the Congress.

24.   Disclosure captioned "Description of Securities – Issuance of Additional Shares" in the Capital Corp. filing discusses the policy whereby the Fund may issue a limited number of shares for less than NAV. Add disclosure to the Capital Corp. filing that indicates that authorization expires after a year if not re-authorized by shareholders.

25.   As appropriate, revise either of the following two discussions to remove redundant disclosure regarding selling stockholders: i) the discussion captioned "Selling Stockholders," or ii) the first paragraph of the discussion captioned "Plan of Distribution."

26.   Similarly, with respect to the Capital Corp. filing, the discussion captioned "Management of the Company," beginning with the first paragraph of that discussion through footnote 2, which follows the table of Directors and Officers, appears to repeat in substantial portion similar disclosure in the prospectus. We suggest you delete or modify one of these disclosures.

27.   Disclosure captioned "Automatic Dividend Reinvestment and Cash Purchase Plan – Cash Purchase Option" in the Infrastructure Corp. filing indicates that cash, among other forms of money, is not accepted from participants who wish to purchase additional shares. Add an affirmative statement as to the type of instrument that is accepted.

28.   The next sub-caption contains the following disclosure: "The terms and conditions of the Plan may be amended by the Plan Agent or by us at any time, except when necessary or appropriate to comply with applicable law or the rules or policies of the SEC or any other regulatory authority, only by mailing to each participant appropriate

written notice at least 30 days prior to the effective date thereof." The provision is confusing and should be clarified.

Part C

29.   Item 34(e) (7) indicates that the Fund expects to file a form of prospectus or supplement to take down securities off the shelf and to file under Rule 462 as required. In this connection, advise the staff how the legal opinion will be updated and filed.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event each Fund requests acceleration of the effective date of its pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Wednesday, February 21, 2007